STATE OF ILLINOIS	)
	)	SS
COUNTY OF COOK	)

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

Jeffery Tomasulo on Behalf of Himself and All Others Similarly Situated,	)		2015CH06775
	)	No.	CALENDAR/ROOM 11
	)		TIME 00:00
Plaintiff,	)	Jury Trial Demanded	Class Action
)
vs.	)
)
Levy Acquisition Sponsor, LLC, Lawrence F. Levy, Howard B. Bernick, Marc S. Simon, Craig J. Duchossois, Ari B. Levy, Steven C. Florsheim, Gregory G. Flynn, and Del Taco Holdings, Inc.	)
)
)
)
)
Defendants	)
and	)
)
LEVY ACQUISITION CORP.,	)
)
)

Nominal Defendant.

VERIFIED CLASS ACTION AND DERIVATIVE COMPLAINT

Plaintiff, by his attorneys, alleges as and for his class action and derivative complaint, upon personal knowledge as to himself and his own acts, and as to all other matters upon information and belief, as follows:

NATURE OF THE ACTION

1.      This lawsuit (the “Action”) is a shareholder class action brought on behalf of Plaintiff and the other similarly situated public holders of Levy Acquisition Corp. (“LAC” or the “Company”) common shares against the members of LAC’s board of directors (collectively the “Board” or the “Individual Defendants”) as well as Levy Acquisition Sponsor, LLC (the “Levy-Managed Sponsor”), and Del Taco Holdings Inc. (“Del Taco”). It is also a derivative action brought on behalf of LAC against the Individual Defendants.

2.         The Action arises from Defendants’ actions in causing LAC to agree to sell control of the Company to Lawrence F. Levy (“L. Levy”), his son Ari B. Levy (“A. Levy”), his step-son Stephen C. Florsheim and their affiliates (collectively, the “Levy Parties”)1 in a transaction which is to the detriment of LAC, Plaintiff and the Company’s other public shareholders (the “Sale-of-Control Transaction”).2 In this regard, following consummation of the Sale-of-Control Transaction, the Levy Parties will have a controlling interest in the Surviving Company, increasing their ownership of the Company’s shares from less than 20% to approximately 40%. In addition, L. Levy and A. Levy will remain directors of the Surviving Company. Thus, the Levy Parties will be able to exert significant influence over the Surviving Company. The Levy Parties’ control of the new company will, inter alia, limit LAC’s public shareholders’ ability to elect members to the Board, influence the outcome of key transactions, including a change of control, and influence the Company’s business and affairs.3

1 The Levy Parties include Lawrence F. Levy, Ari B. Levy, Steven C. Florsheim, Levy Acquisition Sponsor, LLC, LFP Epic Investor, LLC, Levy Family Partners, LLC (“LFP”) (which is essentially the Levy family’s personal investment company), the Steven Florsheim 2003 Investment Trust and the Ari Levy 2003 Investment Trust.

2 In connection with the Sale-of-Control Transaction, a subsidiary of LAC will merge into Del Taco and Del Taco will become a wholly-owned subsidiary of LAC. The Company will then change its name to Del Taco Restaurants, Inc. and will apply to continue the listing of the Company’s stock on NASDAQ under the symbol “TACO.” “Surviving Company” is used hereinafter to refer to the Company after the Sale-of-Control Transaction.

3 Plaintiff believes it is appropriate to describe the Sale-of-Control Transaction as a sale of control of LAC and to assert his claims directly on behalf of himself and other LAC shareholders. However, in the event that the Sale-of-Control Transaction is determined to instead be an acquisition of Del Taco by LAC, Plaintiff alternatively asserts derivative claims on behalf of LAC.

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3.         Plaintiff also alleges that the Individual Defendants concealed material information from Plaintiff and LAC’s other public shareholders in the proxy statement (the “Proxy Statement”) that they caused to be filed with the SEC and distributed to shareholders by use of the Internet in conjunction with recommending that shareholders vote their shares in favor of the Sale-of-Control Transaction. Most importantly, this includes information about (i) the conflicts of interest of the Individual Defendants, (ii) the conflicts of interest of the Company’s financial advisor, William Blair and Company, L.L.C. (“William Blair”), which, among other things, opined that the consideration to be paid pursuant to the Sale-of-Control Transaction is fair to LAC, and (iii) financial projections used by William Blair in opining on the fairness of the consideration being paid pursuant to the Sale-of-Control Transaction.

JURISDICTION

4.         This Court has jurisdiction over this action because LAC is headquartered in this State and because the improper conduct alleged in this Complaint occurred in and/or was directed at Illinois. Additionally, this Court has jurisdiction over each of the Defendants because their wrongful conduct challenged in this Complaint was directed at, and intended to have its primary effect in, this State.

5.         Venue is proper in this Court pursuant to Illinois Code of Civil Procedure 2-101 and 2-102 since LAC’s principal place of business is located in Cook County, and the Defendants’ wrongful acts arose in this county.

6.         This Action challenges the internal affairs or governance of LAC and hence is not removable to Federal Court under the Class Action Fairness Act of 2005 or the Securities Litigation Uniform Standards Act (“SLUSA”), 15 U.S.C. § 78bb(f).

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PARTIES

7.         Plaintiff Jeffery Tomasulo has owned shares of LAC common stock at all relevant times.

8.         Nominal Defendant LAC is a special purpose acquisition company, organized under Delaware law, headquartered at 444 North Michigan Avenue, Suite 3500, Chicago, Illinois 60611. LAC was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination involving LAC and one or more businesses. The Company’s common stock trades on NASDAQ under the ticker “LEVY.” This Court has jurisdiction over LAC because it is headquartered in this state and county and because the wrongful actions challenged in this Complaint were directed at and/or intended to have their primary effect in this state.

9.         Defendant Levy Acquisition Sponsor, LLC is a Delaware limited liability company headquartered at 444 North Michigan Avenue, Suite 3500, Chicago, Illinois 60611.4 The Levy-Managed Sponsor is interested in the Sale-of-Control Transaction because failure to consummate the Sale-of-Control Transaction or an alternative combination by November 19, 2015 will result in (i) forfeiture of the Levy-Managed Sponsor’s Founder Shares5, and (ii) expiration of the Levy-Managed Sponsor’s Private Placement Warrants, purchased for $4.75 million on November 19, 2013, rendering them worthless. This Court has jurisdiction over the Levy-Managed Sponsor because the Levy-Managed Sponsor is headquartered in this state and county and because the Levy-Managed Sponsor’s actions challenged in this Action occurred in substantial part, were directed at, and/or intended to have their primary effect in Illinois.

4 Members of the Levy-Managed Sponsor include: Sophia Stratton, the Company’s Chief Financial Officer (“CFO”) and Treasurer as well as the CFO of the Levy family investment group; Claire P. Murphy, the Company’s General Counsel and Corporate Secretary; Michael R. Wallach, the Company’s Vice President of Acquisitions; and Adam Cummis, the Company’s Vice President of Restaurants and Hospitality. In addition, Defendants Ari B. Levy, the Company’s President and Chief Investment Officer and a member of the Company’s Board, and Steven C. Florsheim, the Company’s Executive Vice President and Chief Acquisitions Officer and a member of the Company’s Board, are beneficiaries of trusts that are members of the Sponsor. The managing member of the Levy-Managed Sponsor is LFP (the Levy family’s personal investment company). Defendants Lawrence F. Levy, the Company’s Chief Executive Officer and the Chairman of the Company’s Board of Directors, Steven C. Florsheim, Ari B. Levy and Sophia Stratton are the managers of Levy Family Partners.

 5 Founder Shares are defined infra at paragraph 33.

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10.         Defendant Lawrence F. Levy (“Mr. L. Levy”) has served as LAC’s Chairman and Chief Executive Officer since August 2013 and as a director since November 2013. Mr. L. Levy is interested in the Sale-of-Control Transaction because (a) he is manager of LFP, and LFP can exercise voting and dispositive control over the shares held by the Levy-Managed Sponsor, and therefore stands on both sides of the Sale-of-Control Transaction since the Levy-Managed Sponsor and its affiliates are significant Del Taco shareholders, (b) has been serving as Chairman of Del Taco’s Board since March 2015 and will continue to serve as Chairman of the Surviving Company, and (c) failure to consummate the Sale-of-Control Transaction or an alternative transaction will result in forfeiture of the Founder Shares held by the Levy-Managed Sponsor, with which Mr. L. Levy is affiliated. This Court has jurisdiction over Mr. L. Levy because LAC is headquartered in this state and county and because many of Mr. L. Levy’s actions challenged in this Action occurred in substantial part, were directed at, and/or intended to have their primary effect in Illinois.

11.         Defendant Ari B. Levy (“Mr. A. Levy”) has served as LAC’s President and Chief Investment Officer since September 2013 and as a director since November 2013. Mr. A. Levy is Mr. L. Levy’s son. Mr. A. Levy is interested in the Sale-of-Control Transaction because (a) he is a manager of LFP, and LFP can exercise voting and dispositive control over the shares held by the Levy-Managed Sponsor, and therefore stands on both sides of the Sale-of-Control Transaction since the Levy-Managed Sponsor and its affiliates are significant Del Taco shareholders, (b) has been serving as a member of Del Taco’s board of directors since March 2015, (c) will continue serving as a director of the Surviving Company following consummation of the Sale-of-Control Transaction, (d) failure to consummate the Sale-of-Control Transaction or an alternative transaction will result in forfeiture of the Founder Shares held by the Levy-Managed Sponsor, with which Mr. A. Levy is affiliated. This Court has jurisdiction over Mr. A. Levy because LAC is headquartered in this state and county and because many of Mr. A. Levy’s actions challenged in this Action occurred in substantial part, were directed at, and/or intended to have their primary effect in Illinois.

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12.         Defendant Howard B. Bernick (“Mr. Bernick”) has served as a member of LAC’s Board since November 2013. Mr. Bernick is interested in the Sale-of-Control Transaction because failure to consummate the Sale-of-Control Transaction or an alternative transaction by November 19, 2015 will result in forfeiture of his Founder Shares and expiration of his 15,000 Private Placement Warrants, rendering them all worthless. This Court has jurisdiction over Mr. Bernick because LAC is headquartered in this state and county and because many of Mr. Bernick’s actions challenged in this Action occurred in substantial part, were directed at, and/or intended to have their primary effect in Illinois.

13.         Defendant Marc S. Simon (“Mr. Simon”) has served as a member of LAC’s Board since November 2013. Mr. Simon is interested in the Sale-of-Control Transaction because, as discussed herein, failure to consummate the Sale-of-Control Transaction or an alternative transaction by November 19, 2015 will result in forfeiture of his Founder Shares and expiration of his 15,000 Private Placement Warrants, rendering them all worthless. This Court has jurisdiction over Mr. Simon because LAC is headquartered in this state and county and because many of Mr. Simon’s actions challenged in this Action occurred in substantial part, were directed at, and/or intended to have their primary effect in Illinois.

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14.         Defendant Craig J. Duchossois (“Mr. Duchossois”) has served as a member of LAC’s Board since November 2013. Mr. Duchossois is interested in the Sale-of-Control Transaction because, as discussed herein, failure to consummate the Sale-of-Control Transaction or an alternative transaction by November 19, 2015 will result in forfeiture of his Founder Shares and expiration of his 15,000 Private Placement Warrants, rendering them all worthless. This Court has jurisdiction over Mr. Duchossois because LAC is headquartered in this state and county and because many of Mr. Duchossois’s actions challenged in this Action occurred in substantial part, were directed at, and/or intended to have their primary effect in Illinois.

15.         Defendant Steven C. Florsheim (“Mr. Florsheim”) has served as a member of LAC’s Board since August 2013 and as the Company’s Executive Vice President and Chief Acquisition Officer since September 30, 2013. Mr. Florsheim is Mr. L. Levy’s stepson. Since March 2007, Mr. Florsheim has been a Managing Partner of LFP. From June 2007 to October 2010, Mr. Florsheim was Vice President, and since October 2010 he has been President of LFP Real Estate Management. Mr. Florsheim has also been an officer of LFP Resorts since June 2007 and of LFP Restaurant Management since July 2009. In these capacities, Mr. Florsheim oversees and manages the Levy family’s operating businesses, primarily in the restaurant, hotel and resort, and real estate sectors. Mr. Florsheim has served on the Executive Committees and Advisory Boards of many of the Levy family’s holdings, including for Esperanza Resort in Cabo San Lucas, Mexico and Christophe Harbour, a 2400 acre resort development in the Caribbean. Mr. Florsheim also has assisted in the development of numerous restaurant concepts and served on the Advisory Board to Levy Restaurants prior to its acquisition by Compass. Mr. Florsheim is interested in the Sale-of-Control Transaction because (a) he is a manager of LFP, which can exercise voting and dispositive control over the shares held by the Levy-Managed Sponsor, and therefore stands on both sides of the Sale-of-Control Transaction since the Levy-Managed Sponsor and its affiliates are significant Del Taco shareholders, and (b) he has been serving as a member of Del Taco’s board of directors since March 2015. This Court has jurisdiction over Mr. Florsheim because LAC is headquartered in this state and county and because many of Mr. Florsheim’s actions challenged in this Action occurred in substantial part, were directed at, and/or intended to have their primary effect in Illinois.

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16.         Defendant Gregory G. Flynn (“Mr. Flynn”) has served as a member of LAC’s Board since November 2013. Mr. Flynn is interested in the Sale-of-Control Transaction because, as discussed herein, failure to consummate the Sale-of-Control Transaction or an alternative transaction by November 19, 2015 will result in forfeiture of a portion of his Founder Shares and expiration of his 15,000 Private Placement Warrants, rendering them worthless. This Court has jurisdiction over Mr. Flynn because LAC is headquartered in this state and county and because many of Mr. Flynn’s actions challenged in this Action occurred in substantial part, were directed at, and/or intended to have their primary effect in Illinois.

17.         Defendant Del Taco is a corporation with its principal executive office located at 25521 Commercentre Drive, Lake Forest, California 92630. Del Taco is a nationwide operator and franchisor of restaurants featuring fresh and fast made-to-order cuisine, including both Mexican inspired and American classic dishes. This Court has jurisdiction over Del Taco because many of Del Taco’s actions challenged in this Action occurred in substantial part in, were directed at, and/or intended to have their primary effect in Illinois.

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THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

18.         Under applicable statutory and common law, the directors of a publicly held company such as LAC have fiduciary duties of care, good faith and loyalty, and are liable to LAC and its shareholders for breaches thereof. Each Individual Defendant owed and owes LAC and its shareholders fiduciary obligations and were and are required to: (a) act in the best interests of LAC and its shareholders, instead of in their own personal financial interests; (b) use their ability to control and manage LAC in a fair, just and equitable manner; (c) refrain from abusing their positions of control; and (d) not favor their own personal interests at the expense of LAC and its public shareholders. Further, where it appears (as with all of the directors here) that a director has obtained personal benefits from a transaction involving the Company, and the transaction is drawn into question as between him and the shareholders of the Company, the burden is upon the director or officer to show that the transaction has been fair, open and in the utmost good faith.

19.         Here, the Individual Defendants are breaching their fiduciary duties to LAC and its public shareholders by acting to cause or facilitate the Sale-of-Control Transaction. The Sale-of-Control Transaction with Del Taco is not in the best interest of LAC or its public shareholders but is in the best interests of the Individual Defendants.

20.         Because the Individual Defendants are interested in and are personally benefitting from the Sale-of-Control Transaction, the burden of proving their inherent or entire fairness, including the process by which it was reached and the fairness of each of its terms is borne by them as a matter of law.

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CLASS ACTION ALLEGATIONS

20.         Plaintiff brings this action as a class action pursuant to 735 ILCS 5/2-801 on behalf of himself and all other shareholders of the Company (except the Defendants herein and any person(s), firm(s), trust(s), corporation(s), or other entit(ies) related to or affiliated (as defined by SEC rules) with Defendants), who are or will be threatened with injury arising from defendants’ actions, as more fully described herein (the “Class”).

21.         The members of the Class are so numerous that joinder of all of them would be impracticable. While the exact number of Class members is unknown to Plaintiff, and can be ascertained only through appropriate discovery, Plaintiff believes there are many hundreds, if not thousands, of Class members. As of March 31, 2015, LAC had 18.75 million shares of common stock issued and outstanding.

22.         There are questions of law and fact common to the members of the Class that predominate over any questions which, if they exist, may affect individual Class members. The predominant questions of law and fact include, among others, whether:

(a)         the Defendants have and are breaching their fiduciary duties to the detriment of LAC shareholders;

(b)         Defendant Del Taco has aided and abetted and is continuing to aid and abet the Individual Defendants breaches of fiduciary duties;

(c)         Plaintiff and other members of the Class would be irreparably harmed were the transaction complained of herein consummated; and

(d)         the Class has been damaged and the extent to which members of the Class have sustained damages, and what is the proper measure of those damages.

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23.         Plaintiff will fairly and adequately protect the interests of the Class. Plaintiff is committed to the vigorous prosecution of this action and has retained counsel competent and experienced in this type of litigation.

24.         A class action is an appropriate method for the fair and efficient adjudication of this controversy, since joinder of all members is impracticable. Further, as individual damages may be relatively small for most members of the Class, the burden and expense of prosecuting litigation of this nature makes it unlikely that members of the Class would prosecute individual actions. Also, the prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the class which would establish incompatible standards of conduct for the party opposing the class, or adjudications with respect to individual members of the Class which would as a practical matter be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests. Plaintiff anticipates no difficulty in the management of this action as a class action.

DERIVATIVE ALLEGATIONS

25.         Plaintiff also brings this action as a derivative action on behalf of, and for the benefit of, LAC pursuant to 805 ILCS 5/7.80. Plaintiff has been a shareholder of LAC at all relevant times.

26.         Plaintiff will (and is able to) fairly and adequately represent LAC’s interests in enforcing and prosecuting its rights, and has retained competent counsel experienced in this type of litigation to prosecute this action.

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DEMAND FUTILITY

27.         Plaintiff has not made a demand on LAC’s board to prosecute this Action, as there are no disinterested directors of LAC as pertains to the Sale-of-Control Transaction challenged herein. Among other things, the Levy-Managed Sponsor, Messrs. Bernick, Simon, Duchossois, and Flynn will forfeit their Founder Shares and Private Placement Warrants if the Sale-of-Control Transaction or an alternative transaction is not consummated.

28.         Further, as a result of the Initial Investment6 in Del Taco, the Levy Parties all stand on both sides of the Sale-of-Control Transaction due to their combined ownership (along with certain other investors) of 46% of Del Taco common stock. Also as a result of the Initial Investment, Messers. L. Levy, A. Levy and Florsheim are already members of Del Taco’s Board of directors, with L. Levy serving as Chairman.

29.         Additionally, if the Company liquidates, Mr. L. Levy will be liable to the Company if, and to the extent that, any claims by a vendor for services rendered or products sold to LAC, or a prospective target business with which LAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account.

30.         Demand is also excused because, to the extent that LAC presently maintains or previously maintained officers’ and directors’ liability insurance coverage, that insurance would be the primary or principal source of any recovery against the Defendants, and would be rendered void if LAC commenced proceedings against the Individual Defendants, as these policies uniformly contain provisions which void coverage if the company brings suit in its own name.

6 Initial Investment is defined infra at paragraph 44.

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SUBSTANTIVE ALLEGATIONS

A.	The Company is Formed as a Special Purpose Acquisition Company

31.         LAC is special purpose acquisition company (a “SPAC”), incorporated on August 2, 2013 and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses.

32.         SPACs are often risky investments that can create corporate scenarios rife with conflicts of interest of the Company’s initial investors, directors and executives. For example, according to an August 13, 2013 NEW YORK TIMES article, “[a] SPAC, also known as a blank check company, has been referred to as the poor man’s private equity because the promoters of the SPAC get up to 20 percent of the equity mostly for finding the target company.” The NEW YORK TIMES article describes one of the biggest risks involved with investing in a SPAC in the following manner:

[W]hile a SPAC is formed to acquire a company, the target is unknown at the time of the I.P.O. The SPAC has a period — nowadays up to two years —to complete an acquisition or liquidate. Two years may seem a long time, but time runs quickly in finance, and the promoters are often rushed to complete an acquisition. That means the promoters can make bad choices. According to SPAC Analytics, of the 198 SPACs since 2004, 72 have liquidated, earning almost no returns for their investors. Even so, liquidation may be the better option. Of the 111 SPACs that acquired companies, their average return, according to SPAC Analytics, was minus 14.4 percent. By contrast, the Russell 3000-stock index in that same period had a positive return of 5.9 percent.

(emphasis added).

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33.         LAC was formed on or about August 2, 2013 for the purpose of acquiring, through an initial business combination, one or more operating businesses or assets. On August 5, 2013, prior to the Company’s initial public offering (the “IPO”), the Company’s Levy-Managed Sponsor purchased 4,312,500 shares of common stock (the “Founder Shares”) for $25,000.00, or approximately $0.006 per share. On October 17, 2013, the Levy-Managed Sponsor transferred 17,250 Founder Shares to each of Howard B. Bernick, Craig J. Duchossois, Greg Flynn and Marc S. Simon (the Company’s purportedly independent directors and members of its Special Committee), each of whom paid a purchase price of $100 for their respective shares. LAC’s purported independent directors also purchased an aggregate of 150,000 Units in the Company’s initial public offering through the Company’s directed unit program.

34.         On November 19, 2013, the Company consummated its IPO of 15,000,000 units (the “Units”), with each Unit consisting of one share of the Company’s common stock (the “Public Shares”), and one-half of one warrant (the “Public Warrants”). Each whole Public Warrant entitles the holder thereof to purchase one share of the Company’s common stock at a price of $11.50 per whole share. The Units were sold at an offering price of $10.00 per Unit, generating total gross proceeds of $150,000,000.

35.         The Founder Shares held by each of the Levy-Managed Sponsor, Mr. Bernick, Mr. Simon, Mr. Duchossois and Mr. Flynn have no redemption rights upon LAC’s liquidation and will be worthless if no acquisition is effected by the Company prior to November 19, 2015.

36.         On November 19, 2013, as a result of the underwriters’ election not to exercise the over-allotment option in connection with the Company’s initial public offering, the Company’s initial stockholders forfeited an aggregate of 562,500 Founder Shares, consisting of a forfeiture of 2,250 Founder Shares by each of Messrs. Bernick, Simon Duchossois, and Flynn and a forfeiture of 553,500 Founder Shares by the Levy-Managed Sponsor.

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37.         As a result of the forfeiture, the Levy-Managed Sponsor was left with 3,690,000 Founder Shares, and each of Messrs. Bernick, Duchossois, Flynn and Simon were left with 15,000 Founder Shares, so that there were 3,750,000 Founder Shares outstanding. When these 3,750,000 Founder Shares were added to the aggregate of 150,000 Units that Messrs. Bernick, Simon, Duchossois, and Flynn purchased through the Company’s directed unit program, the Company’s initial stockholders, consisting of the Levy-Managed Sponsor and Messrs. Bernick, Simon, Duchossois, and Flynn (the “Initial Stockholders”), owned 3,900,000, or 20.8%, of the Company’s issued and outstanding shares.

38.         Also on November 19, 2013, the Levy-Managed Sponsor purchased from the Company an aggregate of 4,750,000 warrants at a price of $1.00 per warrant (a purchase price of $4.75 million), in a private placement that occurred simultaneously with the completion of the Company’s initial public offering (the “Private Placement Warrants”).7

39.         Immediately after the closing of the private placement, the Levy-Managed Sponsor transferred 15,000 Private Placement Warrants, at no charge, to each of Defendants Bernick, Duchossois, Flynn and Simon. If LAC does not complete an initial business combination by November 2015, then the proceeds from the sale of the Private Placement Warrants will be part of the liquidating distribution to the public stockholders and the Private Placement Warrants held by Defendants will all expire worthless.

40.         After deducting expenses, approximately $150,000,000 (or approximately $10.00 per unit sold in the IPO) was placed in a trust account with Continental Stock Transfer & Trust Company as trustee. As of December 31, 2014, there was $150,056,895 held in the trust account and $230,467 held outside the trust account available for working capital purposes.

7 Each Private Placement Warrant entitles the holder to purchase one share of common stock at $11.50 per share. A portion of the purchase price of the Private Placement Warrants was added to the proceeds from the initial public offering held in the trust account pending completion of an initial business combination.

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B.	The Individual Defendants Caused LAC to Agree to the Sale-of-Control Transaction Notwithstanding That it Is Not in the Best Interests of LAC and Its Public Shareholders

41.         Shortly after the IPO, the Individual Defendants caused the Company to begin consideration of potential businesses with the objective of consummating a business combination. During the search process, LAC’ s officers and directors reviewed opportunities and entered into detailed discussions with approximately seven possible businesses (or their representatives).

42.         However, after nearly a year of searching, LAC was no closer to consummating an initial business transaction, and the Individual Defendants began to feel pressured to find a transaction to acquire in order to avoid losing their substantial investments upon liquidation of the Company. Thus, upon learning that Del Taco was conducting a process of seeking a strategic partner, the Individual Defendants set their sights on Del Taco and determined to do whatever it took to ensure that LAC merged with Del Taco and they would not be forced to forfeit their substantial interests in LAC.

43.         Following a flawed sale process led by the Levy Parties (as defined at footnote 1), on March 12, 2015, the Defendants caused the Company to agree to the Sale-of-Control Transaction, pursuant to which LAC and Del Taco will merge, with Del Taco stockholders receiving (i) $95 million in cash (the “Cash Consideration”) and (ii) 16,553,538 shares of LAC common stock (“Stock Consideration”), subject to adjustment under certain circumstances.

44.         As the first step of the Sale-of-Control Transaction, and as incentive for the Del Taco stockholders to enter into the Sale-of-Control Transaction, on March 20, 2015, two entities formed by affiliates of the Levy-Managed Sponsor (the “Step 1 Investors”) purchased $91.2 million of Del Taco common stock from Del Taco and $28.8 million of Del Taco common stock from Del Taco stockholders (the “Initial Investment”). The $120 million Initial Investment resulted in Mr. L. Levy, Mr. L. Levy’s family, and the group of new investors owning approximately 46% of Del Taco as of March 23, 2015. Furthermore, in connection with the Initial Investment, Mr. L. Levy was named as Chairman of Del Taco’s board and his sons Messrs. L. Levy and Florsheim, were both appointed as Del Taco directors.

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45.         As part of the Sale-of-Control Transaction, the Individual Defendants also caused LAC to agree to issue an additional 3,500,000 shares of LAC common stock following consummation of the Sale-of-Control Transaction for an aggregate purchase price of $35 million (the “Step 2 Shares”), the proceeds of which will be applied towards the Cash Consideration (the “Step 2 Co-Investment”). The Step 2 Shares are being sold to Belfer Investment Partners LP, Lime Partners, LLC and Del Taco Series, a series of Pleasant Lake Opportunities Fund LP (the “Step 2 Co-Investors”), who were personally selected by L. Levy.

46.         According to the following pie chart, reproduced from a March 2015 Del Taco investor presentation, the Levy Family (which will own approximately 8.5% of the combined company) in combination with the Step 1 Investors (who are affiliates of the Levy-Managed Sponsor), will own almost 40% of the Surviving Company, existing Del Taco shareholders (not including the Levy Family) will hold only 11.2% of the Surviving Company and 40% of the Surviving Company shares will be dispersed among current LAC shareholders.

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Pro Forma Ownership(1) (Estimated)

(footnotes in chart omitted).

47.         To ensure shareholder approval of the Sale-of-Control Transaction, the Initial Stockholders (the Levy-Managed Sponsor and Messrs. Bernick, Simon, Duchossois, and Flynn) who collectively hold approximately 20.8% of LAC’s outstanding common stock, have agreed to vote in favor of the Sale-of-Control Transaction, regardless of how the Company’s public stockholders vote.

48.         To further ensure shareholder approval of the Sale-of-Control Transaction and the personal benefits the Individual Defendants will obtain, the Individual Defendants caused the Company to agree that, in connection with the stockholder vote to approve the proposed Sale-of-Control Transaction, the Levy-Managed Sponsor, LAC’s directors, officers, or advisors or their respective affiliates may privately negotiate transactions to purchase shares from stockholders who would have otherwise elected to have their shares redeemed in conjunction with a proxy solicitation pursuant to the proxy rules for a per-share pro rata portion of the trust account. Such a purchase would include a contractual acknowledgement that such stockholder, although still the record holder of the Company’s shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Levy-Managed Sponsor, LAC’s directors, officers or advisors or their affiliates purchase shares in privately negotiated transactions from public stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such privately negotiated purchases may be effected at purchase prices that are in excess of the per-share pro rata portion of the trust account.

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49.         While the Sale-of-Control Transaction will benefit the Levy-Managed Sponsor and the Individual Defendants, it is to the detriment of LAC, Plaintiff and the Company’s public shareholders. In this regard, as the Defendants publically admit, following consummation of the Sale-of-Control Transaction, the Levy-Managed Sponsor and its affiliates will have significant influence (and indeed control) over the surviving company, which will limit LAC’s public shareholders’ ability to influence the outcome of key transactions, including a change of control.

50.         Specifically, immediately following consummation of the Sale-of-Control Transaction, L. Levy, A. Levy and their affiliates will own almost 40% of the surviving company’s outstanding shares. In addition, L. Levy and A. Levy will continue as directors of the Surviving Company. Because of the degree of concentration of voting power (and the potential for such power to increase upon the purchase of additional stock or the exercise of warrants), the ability of LAC’s current public shareholders to elect members of the Board and influence the Company’s business and affairs, including any determinations with respect to mergers or other business combinations, the acquisition or disposition of assets, the incurrence of indebtedness, the issuance of any additional common stock or other equity securities, the repurchase or redemption of common stock and the payment of dividends, may be diminished.

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51.         Similarly, in the event that Lawrence Levy and his affiliates acquire a collective interest in excess of 50%, they will collectively have the power to determine matters submitted to a vote of LAC’s stockholders without the consent of LAC’s other stockholders, will have the power to prevent a change in control and could take other actions that might be favorable to themselves. Even with less than a 50% ownership interest, L. Levy, A. Levy and their affiliates may collectively be able to strongly influence or effectively control the surviving company’s decisions.

52.         Furthermore, the Sale-of-Control Transaction was the result of a flawed sale process. In this regard, the process was run by Messrs. A. Levy, L. Levy, and Florsheim, all of whom are not only affiliated with the Levy-Managed Sponsor and therefore are joint owners of 46% of Del Taco common stock, but are also current members of Del Taco’s board of directors. Moreover, although Mr. L. Levy began discussions with representatives of Del Taco in June 2014, the Company’s Board was not informed about the possible Sale-of-Control Transaction until September.

53.         Additionally, although the Board formed a purported “independent” committee, the members of this committee – Messrs. Bernick, Duchossois, Flynn and Simon – are all interested in the Sale-of-Control Transaction because failure to consummate the Sale-of-Control Transaction or an alternative transaction by November 19, 2015 will result in the forfeiture of their Founder shares as well as all of the Private Placement Warrants held by these individuals.

20

C.	LAC’s Directors Have Publicly Admitted That They Have Conflicting Interests in Connection with the Sale-of-Control Transaction

54.              In addition to certain undisclosed conflicts of interest, as detailed infra at paragraph 58, LAC’s directors have publicly admitted that they have conflicting interests in connection with the Sale-of-Control Transaction as follows:

•	the continued right of LAC’s Levy-Managed Sponsor and certain of LAC’s directors to hold LAC common stock following the Sale-of-Control Transaction, subject to the lock-up agreements;

•	the continued right of LAC’s Levy-Managed Sponsor, certain of LAC’s directors to hold private placement warrants to purchase shares of the Company’s common stock;

•	the continuation of certain of LAC’s officers and directors as directors of the Company;

•	the continued indemnification of current directors and officers of the Company and the continuation of directors’ and officers’ liability insurance after the Sale-of-Control Transaction;

•	the investment in Del Taco by affiliates of the Levy-Managed Sponsor as part of the Initial Investment;

•	the ownership of LAC common stock and warrants by directors and executive officers of the Company; and

•	the investment of Defendant L. Levy, via LFP, an affiliate of Mr. L. Levy and the Levy-Managed Sponsor, in a stockholder of Del Taco, which had a value (inclusive of interests unrelated to Del Taco) of $533,707.00 at December 31, 2014.

55.              Furthermore, the Founder Shares held by each of the Sponsor, Mr. Bernick, Mr. Simon, Mr. Duchossois, and Mr. Flynn have no redemption rights upon LAC’s liquidation and will be worthless if no acquisition is effected by the Company prior to November 19, 2015.

56.              Similarly, failure to consummate the Sale-of-Control Transaction or an alternative combination by November 19, 2015 will result in all Private Warrants held by Defendants expiring, rendering them worthless.

57.              Additionally, if the company is forced to liquidate for failure to consummate the Sale-of-Control Transaction or an alternative transaction by November 19, 2015, Mr. L. Levy has agreed that he will be liable to the Company if, and to the extent that, any claims by a vendor for services rendered or products sold to LAC, or a prospective target business with which LAC has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account.

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D.           The Materially Misleading and/or Incomplete Proxy Statement

58.            In addition, the Individual Defendants are breaching their fiduciary duty of full disclosure to Plaintiff and the Company’s other public shareholders in connection with the Sale-of-Control Transaction. In this regard, on April 2, 2015, the Individual Defendants filed the Proxy Statement with the SEC and made the same available to Plaintiff and the Company’s other public shareholders via the internet. However, the Proxy Statement is deficient in that it misrepresents and/or omits, inter alia, material information as alleged below:

(i)	The Proxy Statement is deficient because it fails to disclose (a) that Lawrence Levy is currently the Chairman of Del Taco’s board of directors, (b) that An Levy and Seven Florsheim are also currently members of Del Taco’s board of directors, (c) the compensation that Lawrence Levy has received and is receiving for his current role as Chairman of Del Taco’s board of directors and (d) the compensation that Ari Levy and Steven Florsheim have received and are receiving for their current roles as directors of Del Taco.

Information regarding the conflicts of interest of the Company’s directors is material and must be disclosed.

(ii)	According to the Proxy Statement, after the Merger, the board of directors of the Company will consist of seven members, divided into three classes, with each class having a term of three years. Current Chairman of the Board Lawrence Levy and Ari Levy will remain as directors of LAC. LAC proposes that the stockholders elect the following director nominees: Patrick Walsh, Eileen Aptman, Paul J.B. Murphy, III and two others not currently identified in the Proxy Statement. The Proxy Statement is deficient because it fails to disclose (a) the additional two directors who will be nominated to the Company’s board and (b) the compensation that the members of the board of the Company after the merger will receive.

Information regarding the conflicts of interest of the Company’s directors is material and must be disclosed.

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(iii)	According to the Proxy Statement, 937,500 Founder Shares (the “Founder Earnout Shares”), representing 5.0% of the Company’s issued and outstanding shares, are subject to forfeiture by the Initial Stockholders under certain conditions described in this report. The Proxy Statement defines “Initial Stockholders” as the Levy-Managed Sponsor, Howard B. Bernick, Craig J. Duchossois, Greg Flynn and Marc S. Simon. The Proxy Statement is deficient because it fails to disclose the number and value of Founder Earnout Shares held by each of Howard B. Bernick, Craig J. Duchossois, Greg Flynn and Marc S. Simon.

Information regarding the conflicts of interest of the Company’s directors is material and must be disclosed.

(iv)	According to the Proxy Statement, William Blair was engaged by the Company to provide an opinion to the Company’s board of directors and will receive a fee as a result of the delivery of its fairness opinion. The Proxy Statement is deficient because it fails to disclose the fee that William Blair will receive as a result of the delivery of its fairness opinion.

Information regarding the potential conflicts of interest of the Company’s financial advisors is material and must be disclosed.

(v)	According to the Proxy Statement, William Blair also in the past has provided, and in the future may provide, certain investment banking services to certain of Del Taco’s affiliates, for which William Blair has received and may receive compensation. The Proxy Statement is deficient because it fails to disclose the compensation that William Blair has received and may receive for providing certain investment banking services to certain of Del Taco’s affiliates.

Information regarding the conflicts of interest of the Company’s financial advisors is material and must be disclosed.

(vi)	According to the Proxy Statement, in the ordinary course of business, William Blair may from time to time trade the securities of the Company or affiliates of Del Taco for William Blair’s own account and for the accounts of customers, and accordingly may at any time hold a long or short position in such securities. The Proxy Statement is deficient because it fails to disclose, as of the date of the fairness opinion, the extent to which William Blair held long or short positions in the securities of the Company or affiliates of Del Taco for William Blair’s own account and for the accounts of customers.

Information regarding the conflicts of interest of the Company’s financial advisors is material and must be disclosed.

23

(vii)	According to the Proxy Statement, in connection with the preparation of its opinion, William Blair examined, among other things, certain information regarding the strategic, financial and operational benefits anticipated from the Merger and the prospects of Del Taco (with and without the Merger) provided to William Blair by the Company. The Proxy Statement is deficient because it fails to disclose the information regarding the strategic, financial and operational benefits anticipated from the Merger and the prospects of Del Taco (with and without the Merger) provided to William Blair by the Company.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of LAC in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board–that shareholders vote for the Sale Agreement–relies.

(viii)	According to the Proxy Statement, in LAC’s prospectus for its initial public offering, LAC identified the following among other general criteria and guidelines that LAC believed would be important in evaluating prospective target businesses: established target with a history of and capacity for free cash flow generation. Also according to the Proxy Statement, for its Discounted Cash Flow Analysis, William Blair calculated the discounted cash flow value for Del Taco as the sum of the net present value of (i) the projected unlevered, after tax future free cash flows of Del Taco beginning with the third month of fiscal year 2015 through and including fiscal year 2020, which William Blair derived from the Forecasts, and (ii) the assumed value of Del Taco at the end of such period (referred to as the “terminal value”). The Proxy Statement is deficient because it fails to disclose the projected unlevered, after tax future free cash flows of Del Taco beginning with the third month of fiscal year 2015 through and including fiscal year 2020.

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A reasonable shareholder would consider the projected free cash flows important in determining the extent to which Del Taco meets the criteria and guidelines for a prospective target as set forth in LAC’s prospectus for its initial public offering. This information is also material to LAC’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of LAC’s public shareholders and to put the interests of these shareholders before their own. Further, the criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of LAC in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board–that shareholders vote for the Sale Agreement–relies.

(ix)	According to the Proxy Statement, after LAC’s IPO, the Company’s officers and directors commenced an active search for prospective businesses and assets to acquire in the Company’s business combination. During this search process, the Company reviewed more than 25 acquisition opportunities and entered into detailed discussions with at least seven possible target businesses (or their representatives). The Proxy Statement is deficient because it fails to disclose (a) the value of any indications of interest sent or received by LAC, and (b) the rationale behind not proceeding with any of these seven possible target businesses.

This information is material to LAC’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of LAC’s public shareholders and to put the interests of these shareholders before their own.

(x)	According to the Proxy Statement, on November 21, 2014, LAC submitted to Piper Jaffray and GS IBD a second non-binding Letter of Intent premised on a $485 million enterprise value for Del Taco. In this proposal, LAC anticipated that an identified equity source would provide equity capital to fund a portion of the cash consideration. Also according to the Proxy Statement, on December 9, 2014, LAC and the potential equity partner determined that it would not be possible to reach a mutually acceptable arrangement to purchase Del Taco together and the equity partner dropped out of the process. The Proxy Statement is deficient because it fails to disclose the reason or reasons why LAC and the potential equity partner determined that it would not be possible to reach a mutually acceptable arrangement to purchase Del Taco together.

This information is material to LAC’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of LAC’s public shareholders and to put the interests of these shareholders before their own.

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(xi)	According to the Proxy Statement, on February 13, 2015, the LAC board of directors conducted a full day meeting in Miami, Florida, to consider the potential transaction on a preliminary basis. In addition to the Board, all of the officers of LAC were present other than the Chief Financial Officer, Sophia Stratton, who participated by telephone. Also in attendance were representatives of Jefferies, McDermott Will & Emery LLP and Kirkland & Ellis LLP, counsel to the special committee. In addition, representatives of William Blair attended a portion of the meeting to present its preliminary analysis in connection with its services. Representatives of A&M participated in the meeting by telephone during the portion of the session when their diligence work was discussed. Finally, senior members of Del Taco management participated in a portion of the meeting by telephone to present financial, strategic, and brand building plan to the Board and to answer questions. During the course of the meeting, LAC management presented their business plans for Del Taco, described the transaction in detail, presented their diligence findings and answered the Board’s questions about Del Taco and the transaction. The Proxy Statement is deficient because it fails to disclose LAC management’s business plans for Del Taco as presented at this meeting.

This information is material to LAC’s public shareholders in determining the extent to which the Individual Defendants complied with their duties of loyalty and care to protect the best interests of LAC’s public shareholders and to put the interests of these shareholders before their own.

(xii)	According to the Proxy Statement, William Blair performed a Selected Publicly Traded Companies Analysis and a Selected Precedent Transactions Analysis. The Proxy Statement is deficient because it fails to disclose the enterprise values or the enterprise value reference ranges implied by each of these analyses.

The criteria used by a financial advisor to render its fairness opinion is material to the public shareholders of LAC in determining how much weight to place on the fairness opinion and must therefore be disclosed. Specifically, when a banker’s endorsement of the fairness of a transaction is touted to shareholders, the valuation methods used to arrive at that opinion as well as the key inputs and range of ultimate values generated by those analyses must also be fairly disclosed. Only providing some of that information is insufficient to fulfill the duty of providing a fair summary of the substantive work performed by the investment bankers upon whose advice the recommendation of the Board–that shareholders vote for the Sale Agreement–relies.

26

FIRST CAUSE OF ACTION

DIRECT CLASS CLAIM FOR BREACH OF FIDUCIARY DUTIES OF, INTER ALIA,

GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE

(Against the Individual Defendants)

59.         Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

60.         By reason of the foregoing, the Individual Defendants breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class and/or aided and abetted in the breach of those fiduciary duties.

61.         As a result, Plaintiff and the Class have been, and will be, damaged.

SECOND CAUSE OF ACTION

DIRECT CLASS CLAIM FOR FAILURE TO DISCLOSE

(Against the Individual Defendants)

62.         Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

63.         Under applicable law, the Individual Defendants have a fiduciary obligation to cause LAC to completely disclose all material facts in the Proxy Statement so that LAC’ s shareholders can make an informed decision as to whether to vote their shares in favor of the merger. As alleged in detail above, the Individual Defendants have breached their fiduciary duty through materially inadequate disclosures and material omissions.

64.         As a result, Plaintiff and the Class have been, and will be, damaged.

27

THIRD CAUSE OF ACTION

DIRECT CLASS CLAIM FOR AIDING AND ABETTING

(Against Del Taco and the Levy-Managed Sponsor)

65.         Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

66.         By reason of the foregoing, Del Taco and the Levy-Managed Sponsor have aided and abetted the Individual Defendants in their breaches of their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to Plaintiff and the Class.

67.         As a result, Plaintiff and the Class have been, and will be, damaged.

FOURTH CAUSE OF ACTION

DERIVATIVE CLAIM FOR BREACH OF FIDUCIARY DUTIES OF, INTER ALIA,

GOOD FAITH, LOYALTY, FAIR DEALING, AND DUE CARE

(Against the Individual Defendants)

68.         Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

69.         By reason of the foregoing, the Individual Defendants breached their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to LAC and/or aided and abetted in the breach of those fiduciary duties.

70.         As a result, LAC has been, and will be, damaged.

FIFTH CAUSE OF ACTION

DERIVATIVE CLAIM FOR FAILURE TO DISCLOSE

(Against the Individual Defendants)

71.         Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

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72.          Under applicable law, the Individual Defendants have a fiduciary obligation to cause LAC to disclose all material facts in the Proxy Statement in order that LAC’s shareholders can make an informed decision as to whether to vote their shares in favor of the merger. As alleged in detail above, the Individual Defendants have breached that fiduciary duty through materially inadequate disclosures and material omissions.

73.         As a result, LAC has been, and will be, damaged.

SIXTH CAUSE OF ACTION

DERIVATIVE CLAIM FOR AIDING AND ABETTING

(Against Del Taco and the Levy-Managed Sponsor)

74.         Plaintiff repeats and realleges all previous allegations as if set forth in full herein.

75.         By reason of the foregoing, Del Taco and the Levy-Managed Sponsor have aided and abetted the Individual Defendants in their breaches of their fiduciary duties of, inter alia, good faith, loyalty, fair dealing, and due care to LAC.

76.         As a result of this aiding and abetting, LAC has been, and will be, damaged.

WHEREFORE, Plaintiff demands judgment as follows:

1.           determining that this action is a proper class action, and that Plaintiff is a proper Class representative;

2.           determining that this action is a proper derivative action;

3.           declaring that the Individual Defendants have breached their fiduciary duties to Plaintiff, the Class, and LAC;

4.           enjoining the Sale-of-Control Transaction unless and until Defendants provide all material facts in the Proxy Statement so that LAC’s shareholders can make an informed decision as to whether to vote their shares in favor of the Sale-of-Control Transaction;

5.           awarding Plaintiff, the class and LAC compensatory and/or rescissory damages as allowed by law;

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6.          awarding interest, attorney's fees, expert fees and other costs, in an amount to be determined; and

7.          granting such other relief as the Court may find just and proper.

Dated: April 23, 2015	LELAND E. SHALGOS, ESQ.

By:
2650 West 51st Street
Chicago, Illinois 60632
Attorney No. 22665
Telephone: (773) 925-1700
Facsimile: (773) 925-1040

Counsel for Plaintiff

Of Counsel

THE BRUALDI LAW FIRM, P.C.

29 Broadway, Suite 2400

New York, New York 10006

Telephone: (212) 952-0602

Facsimile:   (212) 952-0608

30

STATE OF ILLINOIS	)
	)	SS
COUNTY OF COOK	)

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

Jeffery Tomasulo on Behalf of Himself and All Others Similarly Situated.	)
	)	No.
)
Plaintiff,	)	Jury Trial Demanded
)
vs.	)
)
Levy Acquisition Sponsor, LLC, Lawrence F. Levy, Howard B. Bernick, Marc S. Simon, Craig J. Duchossois, Ari B. Levy, Steven C. Florsheim, Gregory G. Flynn, and Del Taco Holdings, Inc.	)
)
)
)
)
Defendants	)
and	)
)
Ley Acquisition Corp.,

Nominal Defendant.

VERIFICATION OF CLASS ACTION COMPLAINT

The undersigned. being duly sworn, deposes and says:

1.          That he is Jeffery Tomasulo

2.          That he has read the Complaint in the above-entitled action.

3.          That all allegations contained in the Complaint as to Jeffery Tomasulo and his ownership of shares of Levy Acquisition Corp.’s common stock are true and correct, and that he believes the other facts alleged in the Complaint to be true and correct to the best of his knowledge and belief.

Dated 4/22/2015
Jeffery Tomasulo

STATE OF ILLINOIS	)
	)	SS
COUNTY OF COOK	)

IN THE CIRCUIT COURT OF COOK COUNTY, ILLINOIS
COUNTY DEPARTMENT, CHANCERY DIVISION

Jeffery Tomasulo on Behalf of Himself and All Others Similarly Situated	)
	)	No.
)
Plaintiff,	)	Jury Trial Demanded
)
vs.	)
)
Levy Acquisition Sponsor, LLC, Lawrence F. Levy, Howard B. Bernick, Marc S. Simon, Craig J. Duchossois, Ari B. Levy, Steven C. Florsheim, Gregory G. Flynn, and Del Taco Holdings, Inc.	)
)
)
)
)
Defendants	)
and	)
)
Ley Acquisition Corp.,	)
)
Nominal Defendant.

NOTICE OF FILING

PLEASE TAKE NOTICE that on April 23, 2015 the undersigned filed with the Clerk of the Circuit Court of Cook County, Chancery Division, Illinois, the attached Complaint.

Dated: April 23, 2015	Respectfully submitted,

One of the Attorneys for Plaintiff

Leland E. Shalgos, Esq.

2650 West 51st Street

Chicago, Illinois 60632

Attorney No. 22665

Telephone: (773) 925-1700

Facsimile:  (773) 925-1040

The Brualdi Law Firm, P.C.

29 Broadway, Suite 2400

New York, New York 10006

Certificate of Service

The undersigned, an attorney, certifies that he will cause a true and correct copy of the foregoing Summons and Complaint to be served on the following entities:

Levy Acquisition Corp.

Levy Acquisition Sponsor

444 North Michigan Avenue, Suite 500

Chicago, IL 60611:

-and-

Del Taco Holdings, Inc.

25521 Commercentre Drive

Lake Forest, CA 92630

by causing a copy of the Summons and Complaint to be sent to a process server for service on April 23, 2015.

Leland E. Shalgos